

15007741

UNITED STATES
SECURITIES AND EXCHANGE COMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 0 6 2015
WASH, D.C.
189
SECTION

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

[] **TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ______________

Commission file number 001-34654

Washington Federal 401(k) and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of the issuer of the securities and address of its principal office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal 401(k)
and Employee Stock Ownership Plan
(Name of Plan)

Date 6/29/2015

Robert C. Zirk, Pension Trustee

Item 4. Plan Financial Statements and Schedules

The Washington Federal 401(k) and Employee Stock Ownership Plan financial statements as of and for the years ended December 31, 2014 and 2013, Supplemental Schedule as of December 31, 2014, Report of Independent Registered Public Accounting Firm and Consent of Independent Registered Public Accounting Firm are attached as exhibits beginning on page E-1.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit	Page
1. Washington Federal 401(k) and Employee Stock Ownership Plan financial statements as of and for the years ended December 31, 2014 and 2013, Supplemental Schedule as of December 31, 2014 and Report of Independent Registered Public Accounting Firm	E-1
2. Consent of Moss Adams LLP	E-2

Exhibit 1

Washington Federal 401(k)
and Employee Stock Ownership Plan
Financial Statements as of and for the years ended December 31, 2014 and 2013,
Supplemental Schedules as of December 31, 2014
and Report of Independent Registered Public Accounting Firm

Washington Federal 401(k) and Employee Stock Ownership Plan and Trust

Financial Statements as of and for the Years Ended December 31, 2014 and 2013, Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

WASHINGTON FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

TABLE OF CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Washington Federal 401(k) and
Employee Stock Ownership Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Washington Federal 401(k) and Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss Adams LLP

Seattle, Washington
June 29, 2015

WASHINGTON FEDERAL 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:		
Cash and cash equivalents	$ 10,276,500	$ 6,920,280
Employer contribution receivable	100,013	2,903,527
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	17,047,756	20,276,996
Mutual funds	43,332,945	34,362,621
	70,757,215	64,463,424
Investments at estimated fair value:		
Stable Value Fund	2,360,107	2,310,299
Certificates of deposit	35,265,437	37,328,488
	37,625,544	39,638,787
NET ASSETS AVAILABLE FOR BENEFITS	$ 108,382,759	$ 104,102,211

SEE NOTES TO FINANCIAL STATEMENTS

WASHINGTON FEDERAL 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS:		
Net appreciation of investments	$ 76,018	$ 9,497,257
Interest earned on investments	849,889	1,128,658
Cash dividends on common stock	2,220,559	1,184,022
Contributions:		
Employer (including Safe Harbor match)	6,764,410	5,756,142
Employee	4,379,016	3,095,462
Rollovers	1,719,181	935,812
Total contributions	12,862,607	9,787,416
Total additions	16,009,073	21,597,353
DEDUCTIONS:		
Benefits paid to participants	11,265,567	12,793,719
Fund expenses	462,958	245,834
Total deductions	11,728,525	13,039,553
NET CHANGE	4,280,548	8,557,800
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	104,102,211	95,544,411
End of year	$ 108,382,759	$ 104,102,211

1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal (the "Company") 401(k) and Employee Stock Ownership Plan and Trust (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a profit sharing plan which includes an Employee Stock Ownership Plan ("ESOP") component and a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock ("Company common stock").

Contributions—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits of $17,500 for 2013 and 2014, plus a "catch-up" amount of $5,500 for 2013 and 2014 for those who have attained age 50 or over at the end of the calendar year) to their 401(k) deferral contributions account. All new employees are automatically enrolled, unless they opt out, for a 1% participant contribution to their 401(k) account, specifically directed to the "Moderate Model", which is one of the 5 model portfolios available for participants to invest in. Each model portfolio invests, in varying percentages, in the mutual funds shown in the "Schedule of Assets (Held at End of Year)" attached at the end of these financial statements. Company profit sharing contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Company profit sharing contributions totaled 11% of participants' considered earnings for the years ended December 31, 2014 and 2013. Contributions are allocated to the Company profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $51,000. As the plan pooled investments (see description below) include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 8 include the entire balance of the plan pooled investments.

Effective January 1, 2014, Washington Federal added a "safe harbor" feature to the Plan which requires that participants be given an annual notice of such feature. The following criteria was factored in determining a 401(k) allocation:

1. An employee may make or modify a Salary Reduction Agreement prospectively at any time. Employees hired after January 1, 2007 will automatically have 1% of their compensation deferred into a 401(k) Deferral Account each pay period unless electing to defer a greater or lesser amount.

2. The amount of compensation that the Plan considers for 401(k) deferrals is the same compensation the Plan uses for other contribution and allocation purposes.

3. For the 2014 Plan Year, Washington Federal provided a matching contribution equal to 100% of an employee's 401(k) elective deferral, not exceeding 4% of their compensation for the Plan Year.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's profit sharing contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

Investment Options—The Plan has established five accounts to which contributions may be directed and three investment options:

a. *Accounts*—

- Voluntary contributions account—after-tax contributions of a participant

- 401(k) deferral contributions account—tax-deferred (pre-tax) contributions of a participant

- Company Safe Harbor Matching Contribution Account – Beginning on January 1, 2014, Washington Federal added a Safe Harbor contribution which is equal to 100% of an employees's 401(k) elective deferral, not exceeding 4% of their compensation for the plan year

- Rollover contributions account— tax-deferred contributions rolled over from qualified plans of a participant's previous employer(s)

- Company profit sharing account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in the plan pooled investments and provides participants the ability to transfer fully vested amounts to various mutual funds monthly

b. *Investments*—

- Company common stock fund (ESOP fund)— funds transferred to the ESOP fund as authorized by the participant and invested in Company common stock (no new transfers to the ESOP fund were allowed after 2009)

- Plan pooled investments—funds invested primarily in certificates of deposit and repurchase agreements as directed by the trustees

- Mutual funds/Stable Value Fund—a diverse menu of participant-directed mutual funds/Stable Value Fund offered through The Newport Group (the Plan's record-keeper)

ESOP Fund— Once a participant's vested balance is transferred to the ESOP fund, at least 51% of the balance must be invested in Company common stock. Amounts not invested in Company common stock are invested in cash or cash equivalents. At any time, a participant may sell Company common stock held in the ESOP fund, subject to the 51% requirement mentioned above. Cash may be transferred from the ESOP fund to the corresponding accounts from which the funds were originally transferred. Participants may elect to have cash dividends paid on Company common stock distributed to them or retained in the ESOP fund. Effective January 1, 2010, no new transfers into the ESOP fund were allowed.

Vesting—Participants are immediately vested in their own contributions to their voluntary contribution accounts and to their 401(k) deferral contribution accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company profit sharing contributions if the participant has completed less than six years of continuous service. Participants who have completed six or more years of service are fully vested in Company profit sharing contributions to their accounts. Participants also become fully vested in Company profit sharing contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company profit sharing contributions:

Service Year Completed	Percentage Vested
1	– %
2	20
3	40
4	60
5	80
6 or more	100

With the implementation of the Safe Harbor provision on January 1, 2014, the employer match contribution, equal to 100% of an employee's 401(k) elective deferral, not exceeding 4% of their compensation for the plan year, is considered fully vested at time of match.

Forfeitures—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants re-enter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $36,080 and $5,693, respectively. Forfeited nonvested amounts of $575,255 and $498,450 were used to reduce Company contributions in accordance with Plan provisions in 2014 and 2013, respectively.

Benefits—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the joint life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Administrative Expenses— Each participant pays an annual fee of $55 plus a share of any additional Plan expenses, based on the participant's portion of the Plan assets. Additional Plan expenses could include fees paid to auditors, investment advisors, attorneys, etc. Plan expenses and record keeping fees paid in 2014 were $462,958 and $245,834 for 2013. Included in the difference in expenses for 2014 from 2013, was $196,000 paid to Wilmington Trust for investment management services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits—Benefits are recorded when paid.

3. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> **Level 1:** Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.
>
> **Level 2:** Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.
>
> **Level 3:** Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The investments in Company common stock and the mutual funds investment option are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded (Level 1). The certificates of deposit and repurchase agreements are stated at cost plus accrued investment income (Level 2), which approximates fair value at December 31, 2014 and 2013. The Stable Value Fund, which invests in investment contracts, had a balance of $2,360,107 and $2,310,299 at December 31, 2014 and 2013, respectively, and is stated at contract value (Level 2), which approximates fair value. A reconciliation between the contract value and fair value for the Stable Value Fund is not presented due to the immaterial balance of the fund.

The following table discloses the balance of investments at fair value as of December 31, 2014 and 2013:

	Investment Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$ 17,047,756	$ -	$ -	$ 17,047,756
Mutual funds:				
Growth funds	30,450,548	-	-	30,450,548
Index funds	12,882,397	-	-	12,882,397
Stable Value Fund	-	2,360,107	-	2,360,107
Certificates of deposit	-	35,265,437	-	35,265,437
	$ 60,380,701	$ 37,625,544	$ -	$ 98,006,245

	Investment Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$ 20,276,996	$ -	$ -	$ 20,276,996
Mutual funds:				
Growth funds	24,857,978	-	-	24,857,978
Index funds	9,504,643	-	-	9,504,643
Stable Value Fund	-	2,310,299	-	2,310,299
Certificates of deposit	-	37,328,488	-	37,328,488
	$ 54,639,617	$ 39,638,787	$ -	$ 94,278,404

There were no transfers between, into and/or out of Levels 1, 2 or 3 during the years ended December 31, 2013 and 2014.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore, no provision for income tax has been included in the Plan's financial statements. The plan remains subject to examination for the years 2011 through 2014.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal, the Plan's sponsor. As such, these investments which are comprised of Washington Federal stock, qualify as party-in-interest transactions as defined by ERISA. Additionally, Plan investments include units of a collective investment trust (Stable Value Fund) that is managed by Wilmington Trust. Wilmington Trust is the custodian of the Plan and, therefore, transactions with the Stable Value Fund qualify as party-in-interest transactions.

7. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

	2014	2013
Washington Federal, Inc. common stock (766,685 shares and 870,140 shares)	$ 17,047,756	$ 20,276,996
Mutual Funds		
Vanguard Total Bd Index	8,359,742	6,176,686
Vanguard 500 Index	8,805,005	6,287,509

The Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value by $76,018 and $9,497,257 in 2014 and 2013, respectively, and was allocated as follows:

	2014	2013
Washington Federal, Inc. common stock	$ (970,850)	$ 6,099,812
Mutual funds & CDs	1,046,868	3,397,445
	$ 76,018	$ 9,497,257

Certificates of deposit at December 31, 2014 and 2013 consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 0.25% to 5.83%, respectively for both years. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

8. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

	2014	2013
Net assets:		
Certificates of deposit	$ 35,265,437	$ 37,328,488
Employer contribution receivable	100,013	2,903,527
	$ 35,365,450	$ 40,232,015
Changes in net assets:		
Contributions	$ 3,982,359	$ 2,321,885
Interest earned on investments	849,889	1,128,658
Net appreciation (depreciation) on investments	(74,209)	(246,879)
Benefits paid to participants	(6,835,283)	(9,431,499)
Transfers from participant-directed investments	(2,789,321)	(5,814,228)
	$ (4,866,565)	$ (12,042,063)

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. It is reasonably possible, given the level of risk associated with investment securities, which changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

* * * * *

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Issue	(c) Description (Yield)	(d) Cost	(e) Fair Value
*	Washington Federal, Inc.	766,685 units of common stock	**	$ 17,047,756
	Mutual funds:			
	Vanguard Total Bond Market Index	International Large-Cap Core	**	8,359,742
	American Century M/C Val Inv	Mid-Cap Value	**	2,513,580
	DFA Emerging Markets Small Cap	Small-Cap Growth	**	779,175
	DFA US Small Cap	Small-Cap Growth	**	152,032
	Ivy High Income Fund I	High Current Yield	**	1,085,845
	Ivy International Growth Fund I	International Large-Cap Core	**	1,397,014
	JPMorgan Small Cap Value Fund R6	Small-Cap Growth	**	2,159,730
	T Rowe Price Small Stock	Small-Cap Growth	**	949,233
	Vanguard 500 Index	S&P 500 Index Objective	**	8,805,005
	Mainstay Large Cap Growth	Large-Cap Growth	**	4,140,255
	Morgan Stanley Money Market	Institutional Money Market	**	1,686,571
	Vanguard Mid Cap Index Signal	Mid-Cap Value	**	471,028
	Prudential Jennison Mid Cap Growth	Multi-Cap Growth	**	3,200,896
	Vanguard Total International Stock Index	International Large-Cap Core	**	1,625,689
	Nuveen Real Estate Securities	Real Estate	**	1,373,697
	Voya Corporate Leaders Trust Series B	Large-Cap Growth	**	3,799,411
	Vanguard Short-Term Bond Index	Short Investment Grade Debt	**	834,042
				43,332,945
*	Wilmington Trust Metlife Stable Value Fund	Stable Value	**	2,360,107
	Certificates of deposit:			
	USAA Federal Savings Bank	1.10%, February 11, 2015 (1.10%)	5,182,104	5,182,104
	Capital One Bank	5.45%, November 10, 2016 (5.50%)	5,000,000	5,000,000
	Discover Bank	2.10%, August 4, 2015 (2.10%)	3,000,000	3,000,000
	First Niagra Bank NY	0.45% October 5, 2015 (0.50%)	1,500,000	1,500,000
	Goldman Sachs Bank	1.30%, February 8, 2016 (1.30%)	3,000,000	3,000,000
	Mizuho Bank USA	0.25% April 9, 2015 (0.25%)	1,500,000	1,500,000
	Mizuho Bank USA	0.25% February 9, 2015 (0.25%)	1,000,000	1,000,000
	Ally Bank	2.30%, July 23, 2015 (2.30%)	2,000,000	2,000,000
	Peoples United Bank	0.50% February 5, 2016 (0.50%)	1,500,000	1,500,000
	Key Bank	0.00%, January 1, 2015 (0.00%)	2,000,000	2,000,000
	Key Bank	5.83%, October 19, 2017 (5.83%)	2,000,000	2,000,000
	Synovous Bank GA	0.70% July 29, 2016 (0.70%)	1,500,000	1,500,000
	Discover Bank	1.95%, July 20, 2016 (2.00%)	1,500,000	1,500,000
	GE Capital	1.45%, July 29, 2015 (1.50%)	1,500,000	1,500,000
	BMW Bank	0.60%, January 19, 2016 (0.60%)	1,000,000	1,000,000
	BMW Bank	1.00%, January 17, 2017 (1.00%)	500,000	500,000
	Synovous Bank GA	0.30% April 15, 2015 (0.30%)	1,500,000	1,500,000
	Misc Cash and In-Transit Adjustment		83,332	83,333
				35,265,437
				$ 98,006,245

* Party-in-interest

** Historical cost not required as investment is participant-directed

Exhibit 2

Consent of Moss Adams LLP

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-20191, 333-51143, 333-46588, 333-81242, 333-185154, and 333-119329) on Form S-8 of Washington Federal Savings Bank of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of Washington Federal 401(k) and Employee Stock Ownership Plan and Trust as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary information as of and for the year ended December 31, 2014, appearing in this Annual Report (Form 11-K) of Washington Federal 401(k) and Employee Stock Ownership Plan and Trust.

Moss Adams LLP

Seattle, Washington
June 29, 2015